EXHIBIT 12

                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                             FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND
                                          FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1999
                                          --------------------------------------------------
                                                         (Millions of dollars)

                                                              For the Three

                                                              Months Ended               Years Ended December 31,
                                                             March 31, 2000     1999     1998      1997     1996     1995
                                                             --------------     ----     ----      ----     ----     ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98 and 1-1-95..........         $   984    $1,955  $   892    $3,514   $3,450   $1,201
Dividends from less than 50% owned companies
   more or (less) than equity in net income................               6       189       --       (11)      (4)       1
Minority interest in net income............................              27        83       56        68       72       54
Previously capitalized interest charged to
   income during the period................................               4        14       22        25       27       33
                                                                     ------    ------   ------    ------   ------   ------
        Total earnings.....................................           1,021     2,241      970     3,596    3,545    1,289
                                                                     ------    ------   ------    ------   ------   ------

Fixed charges
   Items charged to income
     Interest charges......................................             147       587      664       528      551      614
     Interest factor attributable to operating
          lease rentals....................................              21        90      120       112      129      110
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              28        55       33        33       35       36
                                                                     ------    ------   ------    ------   ------   ------
        Total items charged to income......................             196       732      817       673      715      760

   Interest capitalized....................................              13        28       26        27       16       28
   Interest on ESOP debt guaranteed by Texaco Inc..........              --        --        3         7       10       14
                                                                     ------    ------   ------    ------   ------   ------
        Total fixed charges................................             209       760      846       707      741      802
                                                                     ------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............          $1,217    $2,973   $1,787    $4,269   $4,260   $2,049
   (Total earnings + Total items charged to income)                  ======    ======   ======    ======   ======   ======

Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            5.82      3.91     2.11      6.04     5.75     2.55
                                                                     ======    ======   ======    ======   ======   ======
